UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number: 001-36901

Videocon d2h Limited

(Translation of registrant’s name into English)

1st Floor, Techweb Centre

New Link Road

Oshiwara Jogeshwari (West)

Mumbai 400 102 Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

This Form 6-K is hereby incorporated by reference into the registration statement of Videocon d2h Limited (the “Company”) on Form F-4 (Registration Number 333-201870) and any outstanding prospectus, offering circular or similar document issued or authorized by the Company that incorporates by reference any of the Company’s reports on Form 6-K that are incorporated into its registration statements filed with the Securities and Exchange Commission, and this Form 6-K shall be deemed a part of each such document from the date on which this Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

CONTENTS

The Company has appointed Mrs. Radhika Dhoot (DIN 00007727) as a Director of the Company, effective as of March 31, 2015, pursuant to Section 149 of the Companies Act, 2013 and rules made thereunder. In connection with Mrs. Dhoot’s appointment, the Company filed a Form DIR-12 evidencing her appointment with the Ministry of Corporate Affairs of the Government of India on May 1, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 5, 2015

Videocon D2h Limited (Registrant)

By:	/s/ Saurabh Pradipkumar Dhoot
Name:	Saurabh Pradipkumar Dhoot
Title:	Executive Director